

September 23, 2013

Via E-Mail
Jolanta Gajdzis
President
Dinamo Corp.
35 Frensham Walk, Farnham Common, Slough,
Buckinghamshire SL2 3QF, UK

>   **Re: Dinamo Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 13, 2013**
>   **File No. 333-189550**

Dear Ms. Gajdzis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated July 19, 2013. You state that the "Company (i) has a business plan to develop and market *granite products* . . ." [emphasis added]. As this does not appear applicable to the company's proposed business plan, please advise.

2. We note your response and revised disclosure in response to comment 6 in our letter dated July 19, 2013. We note references to "officers" in the risk factor beginning with "Because Company's Headquarters And Assets . . ." on page 11 and in the risk factor beginning with "Because Our Officers And Director Will Own . . ." on page 12. We also note reference to "*They* Will Make and Control Corporate Decisions" on page 12 [emphasis added]. As you only have one officer, please revise accordingly.

Summary Financial Information, page 7

3. Please revise the date of your financial summary table to say July 31.

Risk Factors, page 7

Our President, Ms. Gajdzis Does Not Have Any Prior Experience. . ., page 13

4. We note the bold and italicized text beginning with "[w]e have borrowed $500 from Ms. Gajdzis, and though she will not be repaid from the proceeds . . ." on page 13. The reason for your use of bold and italicized text is not clear. Please revise or explain. Similarly, we note disclosure on page 17 and in Exhibit 10.2 that Ms. Gajdzis has loaned you $2,700. Please explain the apparent inconsistencies between references to borrowings from Ms. Gajdzis of $500 on pages 12 and 13, and the loan from Ms. Gajdzis of $2,700. Please revise accordingly throughout your registration statement where applicable to ensure consistency.

Use of Proceeds, page 15

5. We note your addition of a column which assumes gross proceeds of $8,000. In this regard, please revise the first paragraph of your narrative to also state that the table sets forth the use of proceeds assuming the sale of 10% of the securities being offered for sale.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 20

6. Please revise the third paragraph of your narrative to state that you incurred a loss of $6,547 for the three months ended July 31, 2013.

Liquidity and Capital Resources, page 20

7. We note your revision on page 20 that "[t]o proceed with our operations within 12 months, we need a minimum of $80,000" and your disclosure on page 19 that "[w]e must raise approximately $80,000, to complete our plan of operation for the next 12 months." We contrast this to repeated disclosure on pages 6, 8, and 17 where you note that to implement your plan of operations you require a minimum of $*40,000* for the next twelve months [emphasis added]. Please explain or revise your registration statement so that all of your references to the minimum amount of funds you require over the next twelve months to implement your business plan are consistent throughout your filing.

Insurance, page 25

8. We note your response and revised disclosure in response to comment 36 in our letter dated July 19, 2013. You disclose on page 25 that you "do not intended to maintain insurance in the future." We contrast this with your newly added risk factor beginning with "We Do Not Maintain Insurance Coverage . . ." on page 12 in which you note "[w]hile we intend to maintain insurance for certain risks . . . ." Please revise to correct this apparent inconsistency with respect to your intended future insurance coverage.

Financial Statements, page 34

Note 4 – Loan from Director, page F-8

9. Your disclosure states that the balance due to the director was $2,700 as of April 30, 2013. This amount appears to be the balance at July 31, 2013. Please revise your registration statement as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Thomas E. Puzzo (*via e-mail*)
        Law Offices of Thomas E. Puzzo, PLLC